SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               For July 11th 2007

                         Commission File Number: 1-15154

                                   ALLIANZ SE

                               Koeniginstrasse 28
                                  80802 Munich
                                     Germany


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                             Form 20-F |X|   Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes  | |          No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-13462) OF ALLIANZ AKTIENGESELLSCHAFT AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Allianz completes squeeze-out procedure for AGF


On July 10, Allianz has completed the squeeze-out procedure for AGF. With this, the AGF shares are no longer listed on the Paris stock exchange. The delisting is the final formal step of the squeeze-out procedure that Allianz SE and its subsidiary Allianz Holding France SAS announced on April 27, 2007.

The acquisition of the AGF shares, which Allianz did not already own, is now fully completed. Allianz henceforth holds 100 percent of the shares in AGF. Through this transaction, Allianz simplifies its corporate structure and strengthens its position in Europe, especially in the French market.


Munich, July 11, 2007


This communication may not be distributed or sent into, any jurisdiction where it would be unlawful. The distribution of this communication may be restricted by law in certain other jurisdictions. Accordingly, persons in whose possession it comes are required to inform themselves of and observe any such restrictions.

The squeeze-out is not the extension of a tender offer for any securities nor an offer to purchase any securities in any jurisdiction, including the United States


Forward-Looking Statements

Certain statements made in this communication are forward-looking statements. Although Allianz's management believes that the expectations reflected in such forward-looking statements are reasonable, readers are cautioned that these forward-looking statement by their nature involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Many factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including those listed in our Annual Report on Form 20-F filed with the SEC. We undertake no obligation to update forward-looking statements.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          ALLIANZ SE



                                            By:  /s/ Dr. Reinhard Preusche
                                                 -------------------------------
                                                 Dr. Reinhard Preusche
                                                 Group Compliance



                                            By:  /s/ Dr. Giovanni Salerno
                                                 -------------------------------
                                                 Dr. Giovanni Salerno
                                                 Group Compliance


Date:    July 11th 2007